03011600

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Lake Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pilot House - Lewis Wharf
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret S.C. Johns 1-617-854-3755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Quin, Rickard, Lipshires & Grupp, LLP
(Name – *if individual, state last, first, middle name*)

1410 Providence Highway (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Lake Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

My commission expires 9/29/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE LAKE PARTNERS, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT
TO RULE 17a-5 OF THE SECURITIES
AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

QRL&G
Certified Public Accountants

Quin, Rickard, Lipshires & Grupp, LLP
1410 Providence Highway
Norwood, MA 02062
(781) 551-0040 • Fax (781) 551-0933

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Lake Partners, LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Blue Lake Partners, LLC as of December 31, 2002 and the related statement of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In accordance with the terms of our engagement, we have not applied audit procedures necessary to satisfy ourselves about the classifications and amounts comprising the balance sheet at December 31, 2001. Significant aspects of the balance sheet at that date, including classifications and amounts, materially affect the determination of the results and operations and cash flows for the year ended December 31, 2002.

Because of the matter discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the results of operations and cash flows for the year ended December 31, 2002, or on the consistency of application of accounting principles with the preceding year.

The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Lake Partners as of December 31, 2002 and the results of its activities for year then ended in conformity with accounting principles generally accepted in the United States of America.

Quin, Rickard, Lipshires & Grupp, LLP

Quin, Rickard, Lipshires & Grupp, LLP
February 28, 2002

BLUE LAKE PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 14,000
Accounts receivable	1,099
Prepaid expenses	1,304
Total	16,403
Non-current assets:	
Property & equipment:	
Property & equipment	28,313
Accumulated depreciation	(12,244)
Total	16,069
Organization costs (net)	6,400
Total	22,469
Total	$ 38,872

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Payroll taxes payable	$ 2,644
Accrued accounting fees	5,000
Total	7,644
Contingent liability (Note 6)	-
Members' Equity	31,228
Total	$ 38,872

BLUE LAKE PARTNERS, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Financial advisory fees,net	$	127,500
Operating expenses:		
Executive salaries	$	100,000
Rent		34,133
Employee benefits		11,062
Depreciation and amortization		9,727
Payroll taxes		9,210
Travel, meals and entertainment		9,087
Telephone		6,900
Accounting and auditing		7,600
Communications and Data Processing		3,427
Compliance fees		2,992
Supplies		1,950
Insurance		1,799
Dues and subscriptions		1,060
Sales costs		1,005
Miscellaneous		802
Stationery		784
Printing		702
Postage		573
Licenses and fees		350
Advertising		225
Bank charges		179
Repairs and maintenance		90
Total operating expenses		203,657
Other income		1,236
Net loss for the year	$	(74,921)
Members' equity, beginning	$	54,623
Contributions		51,526
Distributions		-
Members' equity, ending	$	31,228

See accompanying notes and accountant's report

BLUE LAKE PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($74,921)
Adjustments to reconcile net (loss) to net cash (used) by operating activities	
Depreciation and amortization	9,727
Change in cash flow due to changes in assets and liabilities	
Accounts receivable	(1,099)
Prepaid expenses	(1,304)
Accounts payable	5,082
Other current liabilities	(10,000)
NET CASH (USED) BY OPERATING ACTIVITIES	(72,515)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(8,293)
Organization costs	(8,000)
NET CASH (USED) BY INVESTING ACTIVITIES	(16,293)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in Membership equity accounts	51,526
NET CASH PROVIDED BY FINANCING ACTIVITIES	51,526
NET (DECREASE) IN CASH	(37,282)
CASH AT BEGINNING OF YEAR	51,282
CASH AT END OF YEAR	$14,000

BLUE LAKE PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Blue Lake Partners, LLC is a Delaware Limited Liability Company, taxed as a partnership. The Company commenced operations April 2001 in its Boston headquarters and is a NASD registered broker dealer focused on mergers and acquisitions and private placement. Its clients and the related searches are performed throughout the country involving primarily the technology industry including the Semiconductor, Software, Enterprise Storage Networking and Communication sectors.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities

Revenue recognition

Financial advisory fees are contractual in nature and most will provide for a non-refundable financial advisory fee that is recognized in accordance with contract terms. Such fees may reduce eventual success fees. The Company recognizes income from contracts that result in a successful effort, generally a percentage of the brokered transaction, when all conditions of the contract have been met. Certain related search fees are reimbursable under the terms of contracts, and such amounts are netted against travel and search costs. Non-reimbursed search costs are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BLUE LAKE PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

2- PROPERTY & EQUIPMENT

Property and equipment are recorded at cost and depreciated under accelerated methods allowed for tax. The Company does not feel there is a significant difference between methods normally used for book and the tax allowed methods. Furniture and fixtures are depreciated over a useful life of 7 years; computers, website and telephone equipment over 5 years and software over 3 years.

Property and equipment are comprised as follows:

Website	$13,099
Computers	10,075
Software	2,452
Furniture & Fixtures	2,291
Telephone Equipment	395
	$ 28,312
less accumulated depreciation	12,244
	$ 16,068

3-ORGANIZATION COSTS

The partnership capitalized legal cost associated with formation of $8,000. Organization costs are amortized on a straight-line basis over a five- year period. The amount charged to income for the current year is $1,600.

4-PARTNERSHIP AND INCOME TAXES

The Company is a Limited Liability Company and has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the partners are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The deductibility of losses by the individual partners is subject to the at-risk tax rules. The at-risk rules limit the amount of the deduction to the capital contributions adjusted for pass-through items, distributions, loans to the partnership, and the portion of recourse and qualified non-recourse partnership debt allocated to the partner.

5-JOINT MARKETING AGREEMENT

In December 2002, the Company entered into a joint marketing agreement calling for a 50/50 effort and fee split on a specific search contract. During the year, the Company received a $35,000 non-refundable fee which is included in revenue net of the joint marketers' portion. The purpose of the agreement is to capitalize on strengths of the two entities in the Enterprise Storage Networking sector.

6-CONTINGENT LIABILITY AND MEMBERS' EQUITY

In November 2002 one of the Company's two members passed away. Subsequent to year end, discussions were commenced with the Executor of the estate of the deceased member relative to a possible settlement for the remaining interest of the deceased member. As there is no certainty as to either the possible outcome of such discussions nor any amount that may occur in the future, no fee or other liability to the Company has been accrued on the Company's books related to this transaction.

The members' equity accounts at the time of death, November 6, 2002, and at year end were:

	Member 1	Member 2	Total
Balance January 1, 2002	7,550	47,073	54,623
Scheduled Capital Contributions	-	40,000	40,000
Additional Capital Contributions	10,000	-	10,000
Loss through November 6, 2002	(33,908)	(30,518)	(64,426)
Members' Equity November 6, 2002	(16,358)	56,555	40,197
Additional Capital Contributions	1,526	-	1,526
Loss through December 31, 2002	(11,495)	-	(11,495)
Member's Equity December 31,2002	(26,327)	56,555	30,228

BLUE LAKE PARTNERS, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31,2002

Aggregate Indebtedness:		
Total aggregate indebtedness		$7,644
Net Capital		
Members' net worth		$31,228
Less:	Unsecured receivables	(1,055)
	Prepaids	(1,304)
	Unsecured property and equipment,net	(16,069)
	Organization costs, net	(6,400)
Adjusted Net Capital		$6,400
Capital Requirements:		
The larger of: 6.67% of aggregate indebtedness, or		$510
Minimum required		$5,000
Net required		$5,000
Amount in excess		$1,400
Excess net capital		$5,635

See accompanying notes and accountant's report